UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017 or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from         to

Commission file number: 001-15254

SPECTRA ENERGY RETIREMENT SAVINGS PLAN

5400 Westheimer Court, Houston, Texas 770056
(Full title of the plan and the address of the plan)
___________________________

ENBRIDGE INC.

200, 425-1st Street S.W., Calgary, Alberta, Canada T2P 3L8
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

SPECTRA ENERGY RETIREMENT SAVINGS PLAN

INDEPENDENT AUDITORS' REPORT, PLAN FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

December 31, 2017 AND 2016

Page
INDEPENDENT AUDITORS' REPORT	4

FINANCIAL STATEMENTS
Statements of Net Assets Available for Benefits	6
Statement of Changes in Net Assets Available for Benefits	7
Notes to Financial Statements	8

SUPPLEMENTARY INFORMATION
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	14

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
Spectra Energy Retirement Saving Plan

Opinion on the Financial Statements
We have audited the accompanying Statements of Net Assets Available for Benefits of the Spectra Energy Retirement Savings Plan (the Plan) as of December 31, 2017 and 2016, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2017, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion
These financial statements are the responsibility of Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the auditing standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing audit procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ McConnell & Jones LLP
Houston, Texas
June 27, 2018

SPECTRA ENERGY RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,	2017	2016
(thousands of dollars)
Assets
Investments, at fair value	769,637	767,141
Notes receivable from participants	9,223	9,316
Other receivables	20	2,771
	778,880	779,228

Liabilities
Operating payables	12	11
Other payables	116	280
	128	291

Net assets available for benefits	778,752	778,937
The accompanying notes are an integral part of these financial statements.

SPECTRA ENERGY RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31,	2017
(thousands of dollars)
Additions
Investment income
Net appreciation in fair value of investments	45,251
Dividends	11,954
57,205

Interest income on notes receivable from participants	393

Contributions
Participant	24,037
Employer	14,481
Rollover	647
39,165
96,763

Deductions
Benefits paid to participants	96,877
Administrative expenses	71
96,948

Change in net assets available for benefits during the year	(185)

Net assets available for benefits, beginning of year	778,937
Net assets available for benefits, end of year	778,752
The accompanying notes are an integral part of these financial statements.

NOTES TO THE PLAN FINANCIAL STATEMENTS
December 31, 2017 AND 2016

1.	DESCRIPTION OF PLAN

The Spectra Energy Retirement Savings Plan (the Plan) is a defined contribution plan. For complete information, reference should be made to the Plan Document.

PARTICIPATION AND PURPOSE
The Plan is sponsored and administered by Spectra Energy Corp (Spectra or the Company or the Sponsor or the Administrator) and is advised by the U.S. Pension Administration Committee of the Pension Committee of Enbridge Inc. (Enbridge), the parent company of Spectra (PAC). Fidelity Management Trust Company (Fidelity or Trustee), is the record keeper of the Plan as established by the Company. Spectra Energy and each of its affiliated companies that are at least 80%-owned and that participate in the Plan are collectively referred to as “Participating Companies”.

The purpose of the Plan is to provide an opportunity for eligible employees to enhance their long-term financial security through employee contributions, matching contributions from Participating Companies, and investments among certain investment funds. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Generally, employees of Participating Companies are eligible to enter and participate in the Plan if they (1) have attained the age of 18, and (2) are paid on a Participating Company’s U.S. payroll system.

CONTRIBUTIONS
Participants may authorize payroll deductions from eligible earnings in the form of before-tax deferrals and/or after-tax contributions. Participants may elect to contribute (subject to certain limitations) up to 75% of eligible earnings per pay period without regard to years of service. Participants may also make a separate election to defer from 1% to 75% of any short-term incentive compensation or “spot” bonuses (or other similar bonuses) in the form of before-tax deferrals and/or after-tax contributions. Various provisions of the Internal Revenue Code of 1986, as amended (IRC) may limit the deferrals of some highly compensated employees. The Plan is required to return contributions received during the Plan year in excess of IRC limits. All deferrals are exempt, up to the allowed maximum, from federal and state income tax withholding in the year they are deferred, but are subject to payroll taxes. Participant deferrals are intended to satisfy the requirements of Section 401(k) of the IRC. Participating Companies contribute matching contributions for Plan participants in an amount equal to 100% of a participant’s before-tax/catch-up, up to 6% of a participant’s eligible pay per pay period, subject to certain additional Plan and IRC limitations. Participant after-tax contributions and matching contributions are intended to satisfy the requirements of Section 401(m) of the IRC.

Employees who are eligible to make before-tax deferrals under the Plan and who have attained age 50 before the close of the Plan year shall be eligible to make catch-up contributions, in accordance with and subject to certain limitations.

ROLLOVER CONTRIBUTIONS TO THE PLAN
Rollover contributions represent amounts recorded when participants elect to contribute amounts to their Plan accounts from other eligible, tax-qualified retirement plans or qualified individual retirement accounts.

PARTICIPANT ACCOUNTS
Individual accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions, employer contributions, and allocation of Plan income or losses, and charged with benefit payments and allocations of Plan losses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The selection from available investment funds is the sole responsibility of each participant. Participants may invest their Plan accounts in any or all of the investment funds offered in the Plan.

VESTING AND PAYMENT OF BENEFITS
Participants are immediately 100% vested in their Plan accounts. Participants may elect to receive certain distributions from their Plan accounts during continuation of employment. The Plan provides for several different types of in-service withdrawals, including hardship and age 59 1/2 withdrawals. A hardship distribution must comply with Section 401(k) of the IRC.

Upon termination of employment for any reason, participants (or, if deceased, their beneficiaries) may request the distribution of the balance of their Plan accounts. Distributions are made as soon as practicable after the occasion for the distribution, except that participants may elect that a distribution be delayed until no later than April 1 of the year following the calendar year in which they attain age 70 1/2 (or, if they continued to work past age 70 1/2, April 1 following the calendar year in which their employment terminates), unless a participant’s account balance is $1,000 or less (in which case, the participant will automatically receive a complete distribution of the account balance as soon as feasible following such termination). A beneficiary of a deceased participant may elect that a distribution be delayed for up to one year following the date of death.

NOTES RECEIVABLE FROM PARTICIPANTS
Participants may borrow, with some limitations, from their accounts a minimum of $1,000 up to a maximum equal to the lesser of (1) $50,000 minus the highest outstanding loan balance during the 12-month period prior to the new loan, or (2) 50% of their account balances. The terms of the notes that represent these loans range up to 58 months or up to 15 years for the purchase of a primary residence. The note is secured by the balance in the participant’s Plan account and the interest rate will be a reasonable fixed rate that is determined in accordance with the procedures established by the Administrator, which considers all relevant factors, including current rates of interest charged by commercial banks for similar notes. Principal and interest is paid ratably through payroll deductions. Funds borrowed are reinvested based on the participant’s investment election for employee contributions at the time of repayment.

These loans shall be available to each eligible employee who is actively employed by a Participating Company, and whose account balance totals at least $2,000; provided, however, that if the eligible employee had a prior loan under the Plan that has been paid in full and the final payment on such prior loan was made at least seven days prior to the effective date of the new loan. A participant may have no more than two outstanding loans at any time.

PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants’ accounts will be distributed as permitted by law.

FUTURE PLAN CHANGES
On October 2, 2017 the following changes to the Plan which will become effective on January 1, 2019, were communicated to existing and eligible Plan participants.  Eligible earnings in the Company's matching contribution will exclude bonuses. Participants will be able to make after-tax contributions to a Roth account.

2.	SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
These financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP). Amounts are stated in United States dollars unless otherwise noted.

USE OF ESTIMATES
The preparation of financial statements in conformity with US GAAP requires the use of estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES
The Plan investments comprise various instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

INVESTMENT VALUATION AND INCOME RECOGNITION
The Plan’s investments are stated at fair value maximizing the use of observable inputs and minimizing the use of unobservable inputs. Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

The Plan categorizes assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Level 1
Inputs to the valuation methodology are quoted unadjusted prices for identical assets in active markets. An active market is considered to be a market where transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2
Inputs to the valuation methodology include quoted prices for similar assets in active markets, and inputs that are observable for the asset, either directly or indirectly, for substantially the full term of the financial instrument. This category includes those assets and liabilities that the Plan values using models or other valuation methodologies derived from observable market data. These models are primarily industry-standard models that consider various inputs including: (i) quoted prices for assets and liabilities; (ii) time value; (iii) volatility factors; and (iv) current market and contractual prices for the underlying instruments, as well as other relevant economic measures.

Substantially all of these inputs are observable in the marketplace throughout the full term of the assets and liabilities, can be derived from observable data, or supported by observable levels at which transactions are executed in the marketplace.

Level 3
Inputs to the valuation methodology are less observable, unavailable or where the observable data does support a significant portion of the asset or liabilities fair value. The Plan may also use these inputs with internally developed methodologies that result in its best estimate of the fair value. In most instances, the observable data is not available to validate the inputs used to measure fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded to participant accounts on the dividend payment date.

Management fees and operating expenses charged to the Plan for investments in the common trust funds and registered investment companies are either paid from the fund balance or deducted from investment income earned on a daily basis, and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for these investments.

ADMINISTRATIVE EXPENSES
Administrative expenses of the Plan are paid by the Plan or the Company as provided in the Plan document.

Former employees who have account balances remaining under the Plan at any point during the calendar year (and alternate payees under any qualified domestic relations order) are charged with a portion of the Plan’s record keeping expenses; the fee is $79 per year, which is generally deducted on a quarterly basis at $19.75 per quarter. However, for the year in which such a participant or alternate payee takes a final distribution from the Plan, $79 minus the quarterly amounts that have already been deducted for the year from such individual’s account (or paid by the Company if, for example, the terminated participant was an active employee for a full quarter) is deducted at the time the distribution is taken. Active employees and participants who terminated due to disability are not charged with such expenses.

An administrative fee is also charged to the account of a participant who takes a loan. Administrative expenses other than these record keeping and loan related expenses are generally paid by the Company.

NOTES RECEIVABLE FROM PARTICIPANTS
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when earned. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments, the Administrator deems the participant loan to be a distribution in which case, the participant loan balance is reduced and a benefit payment is recorded.

PAYMENT OF BENEFITS
Benefit payments to participants are recorded upon distribution.

3. RELATED PARTY TRANSACTIONS
Participants typically receive distributions in cash; however, they may elect to receive the amount that is invested in the Enbridge Common Stock Fund as of the date of distribution in whole shares of Enbridge common stock and cash for any fractional shares. In-kind distributions qualify as related party transactions. For the year ended December 31, 2017, in-kind distributions were $13.7 million for the Enbridge Common Stock Fund.

4. EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Transactions with the Trustee and the funds they manage qualify as party-in-interest transactions. Investment management fees and operating fees paid by the Plan were included as a reduction of the return earned on each fund. Administrative fees paid by the Plan to the Trustee were $71,000 for the year ended December 31, 2017.

Included in the Plan's investments are shares of common stock of Enbridge. Transactions in shares of Enbridge common stock qualify as party-in-interest transactions. At December 31, 2017, the Plan held 6.9 million shares, or 29.0 million equivalent trust units, under the Plan’s unitized recordkeeping approach, of Enbridge common stock with a cost basis of $202,928,000. During the year ended December 31, 2017, the Plan recorded related dividend income of $7,572,000.

Included in the Plan’s investments for the year ended December 31, 2016 are shares of common stock of Spectra. Transactions in shares of Spectra qualified as party-in-interest transactions. At December 31, 2016, the Plan held 7.7 million shares, or 15.0 million equivalent trust units, under the Plan’s unitized recordkeeping approach, of Spectra Energy common stock with a cost basis of $216,000,000.

On February 27, 2017, Enbridge and Spectra combined in a stock-for-stock merger transaction (the Merger Transaction). Under the terms of the Merger Transaction, Spectra shareholders received 0.984 shares of Enbridge for each share of Spectra common stock that they owned.

The Plan maintains participant loans (see Note 1).

5. FEDERAL INCOME TAX STATUS
The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated July 30, 2015 that the Plan is qualified and the related trust is exempt from federal income tax under the provisions of Section 501(a)

of the IRC. The Plan is intended to be tax-qualified under Section 401(a) of the IRC, and the Plan Company's legal counsel believe the Plan is being operated in compliance with the applicable requirements of the IRC and that the Plan and the related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
US GAAP requires tax positions taken by the Plan to be evaluated and to recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. There are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is not currently under audit by any taxing jurisdictions. Plan management believes it is no longer subject to income tax examination for years prior to 2014.

6. FAIR VALUE MEASUREMENTS
Assets are fair valued by maximizing the use of observable inputs and minimizing the use of unobservable inputs. Fair value is the exchange price that would be received for an asset in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date.

The following is a description of the valuation methodologies used for assets measured at fair value:
Money market funds and registered investment funds
Shares of money market and registered investment funds are valued at quoted market prices.

Common stock fund
The common stock fund is comprised of common stock and a short-term cash component. The value of a unit reflects the combined market value of the underlying stock and market value of the short-term cash position. The market value of the common stock portion of the fund is based on the closing market price of the common stock on the New York Stock Exchange times the number of shares held in the fund.

Common collective investment trust funds
Investments in common collective investment trust funds are stated at fair values, which have been determined based on the net asset value of the funds. Net asset values are determined by the organization sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at each valuation date.
In accordance with ASU 2015-07, investments in the common stock fund and common collective investment trusts have not been classified in the fair value hierarchy.

	2017				2016
December 31,	Level 1[1]	Level 2[2]	Level 3[3]	Total	Level 1[1]	Level 2[2]	Level 3[3]	Total
(thousands of dollars)
Investments measured at fair value
Money market funds	70,035	—	—	70,035	92,266			92,266
Registered investment funds	35,870	—	—	35,870	28,344			28,344
	105,905	—	—	105,905	120,610	—	—	120,610
Investments measured at net asset value
Common stock fund				275,830				322,259
Common collective trust funds				387,902				324,272
				663,732				646,531
				769,637				767,141
1	Level 1 assets include assets with quoted prices in active markets for identical assets.
2	Level 2 assets include assets with significant observable inputs.
3	Level 3 assets include assets with significant unobservable inputs.

7. NAV PER SHARE
Net asset value referred to herein as NAV, of the trust units held by the Plan at year end, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. The Plan’s investments for which fair values are estimated using NAV per trust unit are summarized in the following table:

	Unfunded Commitment	Redemption Frequency	Other Restrictions	Redemption Notice Period	Fair Value[1]
December 31,					2017	2016
(thousands of dollars)
Common stock fund [2]
Enbridge Stock Fund	None	Daily	None	1 Day	275,830	—
Spectra Energy Common Stock Fund	None	Daily	None	1 Day	—	322,259
					275,830	322,259
Common collective trust funds [3]
Fixed Income Fund (Prudential)	None	Daily	None	1 Day	37,704	38,266
S&P 500 Index Fund (BlackRock)	None	Daily	None	1 Day	79,131	63,637
International Index Fund (BlackRock)	None	Daily	None	1 Day	4,907	2,671
U.S. Large Cap Value Equity Fund (Robeco)	None	Daily	None	1 Day	40,594	36,913
U.S. Large Cap Growth Index Fund (BlackRock)	None	Daily	None	1 Day	46,070	34,029
U.S. Large Cap Value Index Fund (BlackRock)	None	Daily	None	1 Day	4,694	3,568
U.S. Small Cap Growth Fund (Voya)	None	Daily	None	[4]	7,021	5,325
U.S. Small/Mid Cap Fund (Loomis Sayles)	None	Daily	None	1 Day	—	25,707
U.S. Small/Mid Cap Index Fund (BlackRock)	None	Daily	None	1 Day	33,676	5,362
Fixed Income Index Fund (BlackRock)	None	Daily	None	1 Day	10,583	8,097
LifePath Funds (BlackRock)	None	Daily	None	1 Day	123,522	100,697
					387,902	324,272
					663,732	646,531

1	The fair values of the investment have been estimated using the NAV practical expedient of the investment.

2	The fund’s objective is to invest in Enbridge Inc. as an indirect owner of its common stock. Effective February 27, 2017, investment in Spectra common stock were converted to Enbridge common stock.

3	Pooled funds invested primarily in other collective investment funds.

4
Subject to Fidelity Excessive Trading Policy (Policy). Under the Policy, participants are limited to one round trip (exchange in and out both in excess of $1,000 within 30 days) transaction in the fund within any rolling 90-day period, subject to an overall limit of four round-trip exchange transactions across all funds covered by the Policy over a rolling 12-month period.

8. SUBSEQUENT EVENTS

In preparing the accompanying financial statements, Plan management has reviewed for inclusion in these financial statements and related notes all known events that have occurred after December 31, 2017 through June 27, 2018, which is the date these financial statements were issued. There were no subsequent events that will materially affect the financial statements.

SPECTRA ENERGY RETIREMENT SAVINGS PLAN
EIN: 20-5413139 PN:002

FORM 5500, SCHEDULE H, LINE 4I -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

a.	b. Identity of issue, borrower, lessor, or similar party	c. Description of investment including maturity date, rate of interest, par or maturity value	d. Cost[2] December 31, 2017	e. Current Value December 31, 2017
	(thousands of dollars)
	Money Market Fund (Vanguard)	Money market fund		70,035
	U.S. Small Cap Value Fund (American Beacon)	Registered investment fund		8,686
	International Fund (MFS)	Registered investment fund		21,822
	Emerging Markets Equity Fund (DFA)	Registered investment fund		5,362
	Fixed Income Fund (Prudential)	Common collective trust fund		37,704
	Fixed Income Index Fund (BlackRock)	Common collective trust fund		10,583
	LifePath Index 2020 (BlackRock)	Common collective trust fund		23,182
	LifePath Index 2025 (BlackRock)	Common collective trust fund		26,109
	LifePath Index 2030 (BlackRock)	Common collective trust fund		20,128
	LifePath Index 2035 (BlackRock)	Common collective trust fund		11,409
	LifePath Index 2040 (BlackRock)	Common collective trust fund		10,698
	LifePath Index 2045 (BlackRock)	Common collective trust fund		9,565
	LifePath Index 2050 (BlackRock)	Common collective trust fund		9,861
	LifePath Index 2055 (BlackRock)	Common collective trust fund		4,100
	LifePath Index 2060 (BlackRock)	Common collective trust fund		1,858
	LifePath Index Retirement Fund (BlackRock)	Common collective trust fund		6,612
	U.S. Large Cap Value Equity Fund (Boston Partners)	Common collective trust fund		40,594
	U.S. Large Cap Value Index Fund (BlackRock)	Common collective trust fund		4,694
	U.S. Large Cap Growth Index Fund (BlackRock)	Common collective trust fund		46,070
	S&P 500 Index Fund (BlackRock)	Common collective trust fund		79,131
	U.S. Small/Mid Cap Index Fund (BlackRock)	Common collective trust fund		33,676
	U.S. Small Cap Growth Fund (Voya)	Common collective trust fund		7,021
	International Index Fund (BlackRock)	Common collective trust fund		4,907
[1]	Enbridge Inc. Stock	Common stock		271,377
[1]	Enbridge Stock Fund Interest bearing cash	Interest bearing cash		4,453
	Total investments			769,637

[1]	Notes receivable from participants	Interest rates ranging from 3.25% to 9.25% maturing through 2031	—	9,223
	Total			778,860

1	Parties-in-Interest

2	Cost information is omitted because these investments are participant-directed

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Spectra Energy Retirement Saving Plan

Date: June 27, 2018

	By:	/s/ Allen C. Capps
Allen C. Capps
Member of the Enbridge Inc. Pension Committee